ST

17006089

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West 36th Street, Suite 12A
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kent 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CS

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2016
Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Robert J. Kent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningside Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JARETT SAUL
Notary Public, State of New York
No. 01SA6203432
Qualified in New York County
Commission Expires April 6, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Information
December 31, 2016

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Morningside Securities, LLC

We have audited the accompanying statement of financial condition of Morningside Securities, LLC, as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morningside Securities, LLC's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Morningside Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Morningside Securities, LLC's financial statements. The supplemental information is the responsibility of Morningside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 19, 2017

MORNINGSIDE SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

	2016
Assets	
Cash	$ 18,450
Prepaid expenses	2,881
Total assets	$ 21,331
Liabilities and Members' Equity	
Accrued expenses	$ 7,420
Members' Equity	
Members' equity	13,911
Total liabilities and members' equity	$ 21,331

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Operations
for the Year Ended December 31, 2016

	2016
Revenues	
Fees & other income	$ 295,969
Expenses	
Commissions paid	290,983
Regulatory fees and expenses	5,832
Occupancy	14,606
Professional fees	31,850
Other expenses	3,050
Total expenses	346,321
Net loss	$ (50,352)

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2016

Members' equity at January 1, 2016	$	36,046
Contributions from members		28,217
Net loss		(50,352)
Members' equity at December 31, 2016	$	13,911

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Statement of Cash Flows
for the Year Ended December 31, 2016

		2016
Cash flows from operating activities		
Net loss	$	(50,352)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Prepaid expenses		1,694
Increase (decrease) in operating liabilities		
Decrease in accrued expenses		(6,369)
Net cash used in operating activities		(55,027)
Cash flows from financing activities		
Members contributions		28,217
Net decrease in cash		(26,810)
Cash at beginning of year		45,260
Cash at end of year	$	18,450

The accompanying notes are an integral part of these financial statements.

1 – Organization and Nature of Operations of Business

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and also does not carry accounts for customers.

2 – Significant Accounting Policies

<u>Basis of presentation</u>

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

<u>Use of estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

<u>Revenue recognition</u>

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

<u>Income taxes</u>

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

<u>Operating leases</u>

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

MORNINGSIDE SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

3 – Lease Commitments

The location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. This lease began September 1, 2014 with current monthly rent $967.67 and total rent paid in 2016 was $14,546.

4 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2016, the Company had net capital of $29,591 which exceeded requirements by $24,591. The ratio of aggregate indebtedness to net capital was .53 to 1 at December 31, 2016.

5 – Members Equity

Prime II Management Services LLC sole member and parent company of Morningside Securities, LLC; made additional contributions in 2016 totaling $28,217.

6 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through January 19, 2017 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2016.

MORNINGSIDE SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2016

Schedule I
MORNINGSIDE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL		
Total members equity	$	13,911
Deductions and/or charges		(2,881)
Non-allowable assets		
Other assets		
Net capital	$	11,030
COMPUTATION OF AGGREGRATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	7,420
Aggregate indebtedness	$	7,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	6,030
Excess net capital at 1,000 percent	$	10,956
Percentage of aggregate indebtedness to net capital		67.27%
Ratio: Aggregate indebtedness to net capital		.67 : 1

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2016.

Schedule II
MORNINGSIDE SECURITIES, LLC
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2016, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of Morningside Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Morningside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morningside Securities, LLC claimed exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) Morningside Securities, LLC stated that Morningside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morningside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morningside Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 19, 2017

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC
Rule 15c3-3 Exemption Report
December 31, 2016

Morningside Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (ii) throughout the most recent fiscal year without exception

Morningside Securities, LLC

Signature

Title Managing Director

January 19, 2017

MORNINGSIDE SECURITIES, LLC
Report of Independent's Public Accounting Firm on Applying Agreed-Upon Procedures Report on Schedule of Assessment and Payments (SIPC-7)
December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West 36th Street, Suite 12A
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kent — 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Morningside Securities

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[X] Independent Auditor's Report.
[X] Facing Page.
[ ] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Stockholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[X] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditor's Report Regarding Rule 15c3-3 Exemption Report.
[ ] Rule 15c3-3 Exemption Report

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board Members' of Morningside Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPA Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Morningside Securities, LLC and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Morningside Securities, LLC compliance with the applicable instructions of SIPC-7. Morningside Securities, LLC's management is responsible for Morningside Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported on Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with focus reports and general ledger to the date the financials were available to be issued, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, focus reports supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 19, 2017

MORNINGSIDE SECURITIES, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

SIPC-7- General Assessment for the year ending December 31, 2016:			$ 730.75
Less: amount paid - July 7, 2016,	Check No. 1016	$122.00	
October 28, 2016,	Check No. 1023	18.75	
			140.75
Less: Prior period overpayment			300.00
Amount due with Form SIPC-7, paid January 18, 2017, Check No. 1028			$ 290.00